CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Platinum Group Metals Ltd. (the “Company”) for the fiscal year ended August 31, 2013 to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended, and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (“MD&A”) of the Company for the year then ended, which are incorporated by reference therein.

Each of the undersigned hereby consents to the references to, and the information derived from, the reports titled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated August 31, 2010, “Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”, dated November 20, 2009 with an effective date of October 8, 2009, “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa”, dated November 20, 2009 with an effective date of October 8, 2009, and “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa”, dated June 18, 2009, and to the references, as applicable, to the undersigned’s name, in each case, included in or incorporated by reference in the 40-F, the AIF and the MD&A.

Minxcon (Pty) Ltd.

By: Minxcon (Pty) Ltd.
/s/ CHARLES J. MULLER
Name: Charles J. Muller	Charles J. Muller

Title: Director	Date: November 26, 2013

Date: November 26, 2013